Exhibit 99.1

Descartes Acquires GreenMile
Strengthens Final-Mile Distribution Capabilities

WATERLOO, Ontario, July 8, 2021 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired GreenMile, a leading provider of cloud-based mobile route execution solutions for food, beverage, and broader distribution verticals.

GreenMile’s highly scalable mobile route execution solutions have been built with unique capabilities to serve the global distribution industry. Customers benefit from a next-generation platform that incorporates machine-learning to continually improve service and travel time standards. GreenMile’s innovative solutions are used by some of the world’s largest food and beverage companies to digitize final-mile delivery processes, thereby eliminating paper from the supply chain, increasing efficiencies and improving customer satisfaction.

“GreenMile has built a great business by focusing on the unique challenges faced by retail food and beverage distribution companies,” said Andrew Roszko, EVP Commercial Operations at Descartes. “Their mobile applications are used by drivers around the world to improve their productivity and provide real-time delivery visibility to enhance customer service. The platform is complemented with advanced analytics and delivery performance management tools to provide managers in the field and corporate leadership with a comprehensive view of field operations. When combined with Descartes’ advanced route optimization tools, we believe it presents a compelling proposition to help distributors improve their final-mile delivery operations.”

“We continue to invest in a broader set of capabilities to help our customers across diverse industry verticals solve their final-mile challenges,” said Edward J Ryan, Descartes’ CEO. “The GreenMile combination helps us by adding a team with deep domain expertise in retail food and beverage distribution, extending our operational footprint and presence in Latin America, and adding to our community of truly global distribution companies. We’re thrilled to welcome the GreenMile employees, customers and partners into to the Descartes family.”

GreenMile is headquartered in Orlando, Florida. Descartes acquired GreenMile for up-front cash consideration of $30 million, plus potential performance-based consideration. The maximum amount payable under the all-cash performance-based earn-out is $10.0 million, based on GreenMile achieving revenue-based targets over the first two years post-acquisition.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Investor Contact
Laurie McCauley
+1-519-746-6114 x202358
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of GreenMile and its solution offerings; the timing and potential amount of any potential earn-out under the transaction; the potential to provide customers with cloud-based mobile route execution solutions; other potential benefits derived from the acquisition and GreenMile’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the GreenMile business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.